

April 13, 2012

Thomas Friedmann, Esq.
Dechert LLP
1775 I Street, NW
Washington, DC 20006-2401

      Re: PennantPark Floating Rate Capital Ltd.
               File Nos. 333-180084 & 814-891

Dear Mr. Friedmann:

We have reviewed the registration statement for PennantPark Floating Rate Capital Ltd. (the "Fund") filed on Form N-2 on March 14, 2012, in connection the shelf registration of common stock, preferred stock, warrants, subscription rights, and debt securities. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Prospectus Summary — General Business of PennantPark Floating Rate Capital Ltd. (Page 1)

1.   The third paragraph of this section provides that at least 80% of the value of Managed Assets "will be invested in Floating Rate Loans and ***investments with similar economic characteristics, including cash equivalents invested in money market funds.***" Please identify or describe the investments that will be deemed to have similar economic characteristics to Floating Rate Loans, including whether such investments will include derivative instruments. Please explain how such investments will be valued for purposes of the Fund's 80% policy, including whether the notional value of derivative instruments would be used. Finally, please explain to us why cash equivalents invested in money market funds would be considered to have similar economic characteristics of Floating Rate Loans.

Risk Factors — Risks Related to Our Investments — Our Investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments (Page 19)

2.   This section states that the investment strategy contemplates potential investments in securities of companies located outside the United States. Please disclose that such assets would not meet the requirements for qualifying assets under paragraphs (1) through (6) of Section 55(a) of the Investment Company Act of 1940.

Certain Relationships and Transactions — Investment Management Agreement — *Investment Advisory Agreement* **(Page 62)**

3.   The first paragraph of this section provides that the base management fee is based on "the average value of our average adjusted gross assets at the end of the two most recently completed calendar quarters, and appropriately adjusted for any share issuances or repurchases during the current calendar quarter." Please provide us an example of how the average adjusted gross assets is calculated. Please disclose how derivatives will be valued for purposes of determining gross assets. Confirm that the Fund will not use notional value for purposes of calculating gross assets. Please also explain to us how gross assets differ from Managed Assets.

PART C — OTHER INFORMATION:

Item 34 Undertakings

4.   Please include the undertaking provided in Item 34.1 of Form N-2. Alternatively, please explain to us why the undertaking is not required.

GENERAL COMMENTS:

5.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

7.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

8.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

9.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

10.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors

require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel